UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Micropac Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

595135104
(CUSIP Number)

Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG Am Wall 127 D-28195 Bremen, Germany Tel: +49(0)421-16227-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. However, such information should be read in conjunction with, and is qualified in its entirety by reference to, the information contained elsewhere in this Schedule 13D, including in particular the information set forth in Item 5 hereof.

1.	Names of Reporting Persons
Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
1,952,577
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
1,952,577
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,952,577
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
75.7%
14.	Type of Reporting Person
PN

The percentage disclosed in line 13 of the table above is calculated on the basis of there being 2,578,315 shares of the Company’s common stock outstanding as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2023.

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 10, 2007, by Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts (the “Partnership”). At that time, the Partnership, which is organized under the laws of the Federal Republic of Germany, was owned 99.98% by Mr. Heinz-Werner Hempel and 0.01% by each of Mr. Robert Patrick Hempel and Ms. Maria Hempel-Bowe (formerly known as Ms. Maria Theresa Hempel). Upon the death of Mr. Heinz-Werner Hempel on August 8, 2023, and pursuant to the provisions of his last will and testament, each of Mr. Robert Patrick Hempel and Ms. Maria Hempel-Bowe became successors to 50% of his interest in the Partnership, such that each of Mr. Robert Patrick Hempel and Ms. Maria Hempel-Bowe now have a 50% interest in the Partnership. As of the date of this Amendment, the Partnership had not acquired or disposed of any beneficial ownership of shares of Micropac Industries, Inc. since October 10, 2007.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to the common stock, $0.10 par value per share, of Micropac Industries, Inc., a Delaware corporation (the “Company”), with principal executive offices located at 1655 TX-66, Garland, Texas 75040.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) Name of Reporting Person: Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts (the “Partnership”)

(b) Place of Organization and Principal Business Address:

Place of Organization: Bremen, Germany

Address of Principal Office:

c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG

Am Wall 127

D-28195 Bremen, Germany

(c) Principal Business

The principal business of the Partnership is the holding and management of shares in the Company.

(d) Criminal Proceedings:

The Partnership was formed in July 2007 and has not been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors). To the knowledge of the Partnership, none of the Partnership’s current or former partners (i.e., Mr. Heinz-Werner Hempel, Mr. Robert Patrick Hempel, and Ms. Maria Hempel-Bowe) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.).

(e) Civil Proceedings:

Neither the Partnership nor, to the knowledge of the Partnership, any of the Partnership’s former or current partners (i.e., Mr. Heinz-Werner Hempel, Mr. Robert Patrick Hempel, and Ms. Maria Hempel-Bowe) has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Partnership or any of the partners became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Appendix A to this Amendment for identity and background information elicited by Items (2)(a), (b), (c), and (f) of Schedule 13D for each current partner of the Partnership, which information is incorporated by reference into this Item 2.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

The Partnership acquired its shares of the Company pursuant to a contribution made by Mr. Heinz-Werner Hempel for estate planning purposes. The Partnership holds such shares as an investment.

On November 1, 2024, the Company and Teledyne Technologies Incorporated (“Teledyne”) entered into an agreement and plan of merger (the “Merger Agreement”) which provides for the merger of a wholly owned subsidiary of Teledyne with and into the Company (the “Merger”). At the effective time of the Merger each outstanding share of common stock of the Company will be converted into right to receive $20.00 in cash, without interest, and the Company will become a wholly owned subsidiary of Teledyne.

On November 2, 2024, the Partnership delivered to the Company and Parent a written consent pursuant to which, among other things, the Partnership, in its capacity as a stockholder of the Company: (1) consented to, approved and adopted the Merger Agreement and the Merger; (2) waived any rights to appraisal of the fair value of the Partnership’s shares of common stock of the Company and any rights to dissent from the Merger; (3) agreed to forego participation as a plaintiff or member of a plaintiff class in any action (including any class action) with respect to any claim, direct, derivative or otherwise, based on its status as a stockholder of the Company relating to the negotiation, execution or delivery of the referenced consent or the Merger Agreement or the consummation of the Merger; and (4) agreed not to transfer any shares of common stock of the Company held by the Partnership at any time prior to the effective time of the Merger.

On November 4, 2024, the Company and Teledyne announced that the Merger is expected to close by the end of 2024, subject to customary closing conditions.

Subject to the foregoing, the Partnership intends to assess its investment in the Company on a continuing basis and may take such actions with respect thereto as the Partnership may deem appropriate.

Except as described above, the Partnership has no present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	and (b) The information set forth in the cover sheet to this Amendment and Item 6 is incorporated herein by reference. By virtue of their status as partners in the Partnership and their related rights and powers, each of Mr. Robert Patrick Hempel and Ms. Maria Hempel-Bowe may be deemed to beneficially own the shares of the Company that are beneficially owned by the Partnership.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Robert Patrick Hempel and Ms. Maria Hempel-Bowe are parties to a Partnership Agreement dated July 13, 2007, which governs the Partnership (the “Partnership Agreement”). The Partnership Agreement provides that the purpose of the Partnership is the holding and management of shares in the Company. The Partnership provides that the business and affairs of the Partnership are to be managed by Mr. Robert Patrick Hempel alone; provided that measures outside the of the ordinary course of business of the Partnership and, subject to limited exceptions, the sale or disposition of shares of the Company by the Partnership require the consent of Ms. Maria Hempel-Bowe. The Partnership Agreement provides that the voting rights of the shares of the Company held by the Partnership are to be exercised by Mr. Robert Hempel alone.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts

By:	/s/ Robert Patrick Hempel
Name:	Robert Patrick Hempel
Title:	Partner

APPENDIX A

Partners of Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts

1.	Robert Patrick Hempel

Citizen of the Federal Republic of Germany

Business Address: c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG, Am Wall 127, D-28195 Bremen, Germany

2.	Maria Hempel-Bowe

Citizen of the Federal Republic of Germany

Residence Address: Anna van Buerenplain 195, 2595 DD Den Haag, The Netherlands